SCHEDULE 13G
                                 (Rule 13d-102)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*


                                   PMFG, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69345P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 4, 2009
--------------------------------------------------------------------------------
            (Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. 69345P103                   13G                      Page 2 of 6 Pages
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1.     Names of Reporting Persons.
       Vincent Gorguze

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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [X]
      (b)  [ ]

--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       USA

--------------------------------------------------------------------------------
                  5.    Sole Voting Power
Number of               0
Shares            --------------------------------------------------------------
Beneficially      6.    Shared Voting Power
Owned by Each           1,122,548 (1)
Reporting         --------------------------------------------------------------
Person            7.    Sole Dispositive Power
With:                   0
                  --------------------------------------------------------------
                  8.    Shared Dispositive Power
                        1,122,548 (1)

--------------------------------------------------------------------------------

9.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,122,548 (1)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)
        8.29%

--------------------------------------------------------------------------------

12.     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

(1) Shares are held in the Vincent and Gloria Gorguze Trust dated March 27, 1998 (the "Trust"), of which Mr. Gorguze and Gloria Gorguze, his spouse, are co-trustees. The Trust beneficially owns 653,798 shares of Common Stock directly. The Trust has the right to acquire 312,500 shares of Common Stock upon the conversion of 6% Series A Convertible Preferred Shares and 156,250 shares of Common Stock upon the exercise of a warrant issued in connection with the 6% Series A Convertible Preferred Shares.

CUSIP NO. 69345P103                   13G                      Page 3 of 6 Pages
--------------------------------------------------------------------------------

1.     Names of Reporting Persons.
       Gloria Gorguze

--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [X]
      (b)  [ ]

--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       USA

--------------------------------------------------------------------------------
                  5.    Sole Voting Power
Number of               0
Shares            --------------------------------------------------------------
Beneficially      6.    Shared Voting Power
Owned by Each           1,122,548 (1)
Reporting         --------------------------------------------------------------
Person            7.    Sole Dispositive Power
With:                   0
                  --------------------------------------------------------------
                  8.    Shared Dispositive Power
                        1,122,548 (1)

--------------------------------------------------------------------------------

9.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,122,548 (1)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)
        8.29%

--------------------------------------------------------------------------------

12.     Type of Reporting Person (See Instructions)
        IN

--------------------------------------------------------------------------------

(1) Shares are held in the Vincent and Gloria Gorguze Trust dated March 27, 1998 (the "Trust"), of which Mrs. Gorguze and Vincent Gorguze, her spouse, are co-trustees. The Trust beneficially owns 653,798 shares of Common Stock directly. The Trust has the right to acquire 312,500 shares of Common Stock upon the conversion of 6% Series A Convertible Preferred Shares and 156,250 shares of Common Stock upon the exercise of a warrant issued in connection with the 6% Series A Convertible Preferred Shares.

CUSIP NO. 69345P103                   13G                      Page 4 of 6 Pages
--------------------------------------------------------------------------------

1.     Names of Reporting Persons.
       Vincent and Gloria Gorguze Trust dated March 27, 1998

--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [X]
      (b)  [ ]

--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       USA

--------------------------------------------------------------------------------
                  5.    Sole Voting Power
Number of               0
Shares            --------------------------------------------------------------
Beneficially      6.    Shared Voting Power
Owned by Each           1,122,548 (1)
Reporting         --------------------------------------------------------------
Person            7.    Sole Dispositive Power
With:                   0
                  --------------------------------------------------------------
                  8.    Shared Dispositive Power
                        1,122,548 (1)

--------------------------------------------------------------------------------

9.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,122,548 (1)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)
        8.29%

--------------------------------------------------------------------------------

12.     Type of Reporting Person (See Instructions)
        IN

--------------------------------------------------------------------------------

(1) The Vincent and Gloria Gorguze Trust dated March 27, 1998 (the "Trust") beneficially owns 653,798 shares of Common Stock directly. The Trust has the right to acquire 312,500 shares of Common Stock upon the conversion of 6% Series A Convertible Preferred Shares and 156,250 shares of Common Stock upon the exercise of a warrant issued in connection with the 6% Series A Convertible Preferred Shares.

CUSIP NO. 69345P103                   13G                      Page 5 of 6 Pages
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:
               --------------
               PMFG, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               14651 North Dallas Parkway, Suite 500
               Dallas, Texas  75254

Item 2(a)      Name of Person Filing:
               ---------------------
               Vincent Gorguze, Gloria Gorguze and the Vincent and Gloria Gorguze Trust dated March 27, 1998 (the "Trust")

Item 2(b)      Address of Principal Business Office:
               ------------------------------------
               1200 Prospect Street, Suite 325
               LaJolla, CA  92037

Item 2(c)      Citizenship:
               -----------
               Vincent and Gloria Gorguze are citizens of the USA and the Trust is formed under the laws of the State of California.

Item 2(d)      Title of Class Securities:
               -------------------------
               Common Stock

Item 2(e)      CUSIP Number:
               ------------
               69345P103

Item 3         N/A

Item 4         Ownership:
               ---------
Item 4(a)      Amount Beneficially Owned:  1,122,548

Item 4(b)      Percent of Class:  8.29%

Item 4(c)(i)   Sole Power to Vote or to Direct the Vote:  0

Item 4(c)(ii)  Shared Power to Vote or to Direct the Vote:  1,122,548

Item 4(c)(iii) Sole Power to Dispose or to Direct the Disposition of:  0

Item 4(c)(iv)  Shared Power to Dispose or to the Deposition of:  1,122,548

Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------
               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities,
               check the following:   [  ]

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------
               N/A.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------
               N/A

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------
               N/A

CUSIP NO. 69345P103                   13G                      Page 6 of 6 Pages
--------------------------------------------------------------------------------

Item 9         Notice of Dissolution of Group:
               ------------------------------
               N/A

Item 10        Certification:
               -------------
               N/A

SIGNATURE      After reasonable inquiry and to the best of my knowledge and
---------      belief, I certify that the information set forth in this
               statement is true, complete and correct.

Date:          September 14, 2009

               /s/ Vincent Gorguze
               ------------------------------
               Vincent Gorguze

               /s/ Gloria M. Gorguze
               ------------------------------
               Gloria Gorguze

               Vincent and Gloria Gorguze, Trust dated March 27, 1998


               By: /s/ Vincent Gorguze
                  ---------------------------
                  Vincent Gorguze, Co-Trustee


               By: /s/ Gloria M. Gorguze
                  ---------------------------
                  Gloria Gorguze, Co-Trustee

  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).